SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT’S SHAREHOLDERS APPROVED

THE CHANGE OF THE DEPUTY PRESIDENT DIRECTOR

Jakarta, 22 December 2005 — PT Indosat Tbk’s shareholders approved the change of the Company’s Deputy President Director which was previously held by Ng Eng Ho to Dr Kaizad B. Heerjee in the Extraordinary General Meeting of Shareholders (EGMS) held today at the Company’s Auditorium. The EGMS was chaired by Indosat’s President Commissioner, Peter Seah Lim Huat. The Board of Directors announced the EGMS resolutions in a press conference today.

”The change of the Deputy President Director was proposed by the shareholder to enhance the Company’s performance and to achieve the company’s vision and mission,” said Hasnul Suhaimi, President Director of Indosat.

The shareholders comprising the public shareholders, the Government of Indonesia and Indonesia Communications Limited, attended the EGMS which reached quorum to approve the change of the Deputy President Director.

”It is expected the new composition will strengthen to Board of Directors in facing the tighter competition in the telecommunications industry,” added Hasnul Suhaimi.

Dr Kaizad B. Heerjee was previously a Senior Vice President (SVP) International Operations & Business Development at ST Telemedia. Prior to joining ST Telemedia he was the SVP & Head of Business Market of StarHub, Singapore’s premier info-communications company. Dr. Heerjee was also the Assistant Chief Executive of the Infocomm Development Authority of Singapore (IDA). Dr. Heerjee had also spent over 10 years with Compaq Computers and Digital Equipment Corporations in several senior-management, sales & marketing, and technical positions across Asia-Pacific, North America and Europe. Dr. Heerjee has a Doctorate degree in Computer Science and Master’s degree in Information Technology from the UK.

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Divisi Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date   December 22, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director